                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 8) *


                          ANALYSIS & TECHNOLOGY, INC.
                          ---------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                  032672-10-7
                                  -----------
                                 (CUSIP Number)



         Check the following box if a fee is being paid with this statement /___/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  032672-10-7

--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

             Nelda S. Nardone - SS# ###-##-####

--------------------------------------------------------------------------------

         2)  Check the Appropriate Box if a Member of a Group (See
             Instructions):

             (a)
                  --------------------------------------------------------------

             (b)
                  --------------------------------------------------------------

--------------------------------------------------------------------------------

         3)  SEC Use Only
                           -----------------------------------------------------

--------------------------------------------------------------------------------

         4)  Citizenship or Place of Organization:      USA

--------------------------------------------------------------------------------


Number of Shares      (5)   Sole Voting Power:             112,115 (1)
Beneficially Owned
by Each Reporting
Person With:          (6)   Shared Voting Power:           1,700 (2)


                      (7)   Sole Dispositive Power:        108,895


                      (8)   Shared Dispositive Power:      4,920 (2) (3)


--------------------------------------------------------------------------------

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

             113,815 (1) (2) (3)

--------------------------------------------------------------------------------

         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
                                  ----------------------------------------------

--------------------------------------------------------------------------------

         11)  Percent of Class Represented by Amount in Row (9):      4.7%

--------------------------------------------------------------------------------

         12)  Type of Reporting Person (See Instructions):   IN

--------------------------------------------------------------------------------




(1) Please note that this number includes 3,220 shares estimated to be allocated to my ESOT account. Because the number of shares allocated for the year ended December 31, 1995 is not available, historical data based upon the allocation at December 31, 1994 was used in determining the above total number of shares.

(2) I disclaim beneficial ownership of 1,700 shares included herein, which are held solely by my husband, Charles A. Nardone, and the filing of this Schedule shall not be construed as an admission of my beneficial ownership of such shares.

(3) Includes ESOT shares noted in Footnote 1, the disposition of which I have the right to vote upon in the event a tender offer for the Company's stock is made.

                                  SCHEDULE 13G


                                NELDA S. NARDONE


ITEM 1(A) NAME OF ISSUER:     Analysis & Technology, Inc.

ITEM 1(B) ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

          Route 2, P.O. Box 220
          North Stonington, CT  06359

ITEM 2(A) NAME OF PERSON FILING:   Nelda S. Nardone

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

          RD#3, Box 134
          County Road, #334
          Burnet, TX  78611

ITEM 2(C) CITIZENSHIP:   USA

ITEM 2(D) TITLE OF CLASS OF SECURITIES:   Common Stock

ITEM 2(E) CUSIP NUMBER:   032672-10-7

ITEM 3    Not Applicable

ITEM 4    (A)  AMOUNT BENEFICIALLY OWNED:   113,815 (1) (2) (3)


          (B)  PERCENT OF CLASS:   4.7%


          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)      sole power to vote or to direct the vote:   112,115 (1)


               (ii)     shared power to vote or to direct the vote:    1,700 (2)


               (iii)    sole power to dispose or to direct the disposition of:
                        108,895


               (iv)     shared power to dispose or to direct the disposition of:
                        4,920 (2) (3)

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:    X  .

ITEM 6.       Not Applicable

ITEM 7.       Not Applicable

ITEM 8.       Not Applicable

ITEM 9.       Not Applicable

ITEM 10.      Not Applicable


(1) Please note that this number includes 3,220 shares estimated to be allocated to my ESOT account. Because the number of shares allocated for the year ended December 31, 1995 is not available, historical data based upon the allocation at December 31, 1994 was used in determining the above total number of shares.

(2) I disclaim beneficial ownership of 1,700 shares included herein, which are held solely by my husband, Charles A. Nardone, and the filing of this Schedule shall not be construed as an admission of my beneficial ownership of such shares.

(3) Includes ESOT shares noted in Footnote 1, the disposition of which I have the right to vote upon in the event a tender offer for the Company's stock is made.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 26, 1996



/s/ Nelda S. Nardone

---------------------------